

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Mr. Chad D. Winter
Chief Financial Officer
Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, MN 55391

> **Re: Northern Oil and Gas, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 0-33999**

Dear Mr. Winter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. We note that in April through July of 2010 you issued or registered for resale various securities under your Form S-3 333-158320 and Form S-3ASR 333-167049. However, you do not appear to have filed an amended legal opinion for the takedowns from your shelf registration statements. Please file such opinions, or advise.

Reserves, page 3

2. Tell us why you believe the use of year-end pricing under the prior rules, or "higher assumed values", are a better reflection of current expectations for realization of your reserves than the trailing average 12-month price required by the definitions of Rule 4-10(a)(22)(v) of Regulation S-X. Also, we note your disclosure within footnote 1 to your tabular presentation stating Sensitivity Case Proved Reserves is intended to illustrate reserve sensitivities to the commodity prices…and should not be confused with "SEC Pricing Proved Reserves" as outlined above and does not comply with SEC pricing assumptions. Please consider providing this language in a more prominent location such as the opening paragraph preceding your tabular presentation.

3. We note the material additions to your reserves estimates in the fiscal year ended December 31, 2009. Please provide a general discussion of the technologies you used to establish the appropriate level of certainty for reserves estimates included in your total reserves to comply with Item 1202(a)(6) of Regulation S-K.

4. We note your estimated proved reserves as of December 31, 2009 are based upon reports prepared by Ryder Scott Company, LP ("Ryder Scott"). Please revise and expand your disclosure to comply with the requirements pursuant to Item 1202(a)(7) of Regulation S-K.

5. We note your disclosure of your proved undeveloped reserves here and elsewhere in your filing. Please revise your disclosure to comply with all requirements of Item 1203 of Regulation S-K, including the following:
   - material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves;
   - a discussion of investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures; and
   - the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Leasehold Properties, page 17

6. Please remove the reference to 300 billion barrels of oil in place on page 18. In your SEC filings, you may only disclose proved, probable and possible reserves, as defined in Rule 4-10(a) of Regulation S-X.

Developed and Undeveloped Acreage, page 19

7. It does not appear that you have disclosed the minimum remaining terms of leases and concessions related to any of the acreage that you have disclosed. Please tell us the amount of developed and undeveloped acres that you have as of December 31, 2009 related to leases that will expire in 2010 and how you considered the need to disclose such information. In this regard, for any acreage where you are the majority owner, please also explain how you intend to be able to conduct the necessary drilling before the leases expire, considering your non-operator business model and limited personnel.

Production History, page 19

8. Please disclose production for each of the last three fiscal years by final product sold for each field that contains 15% or more of total proved reserves expressed on an oil-equivalent-barrels basis. You may refer to Item 1204(a) of Regulation S-K for further guidance.

Productive Oil Wells, page 20

9. We note your tabular presentation for your productive oil wells by state. Please revise your presentation to include a separate presentation for your natural gas wells as required by Item 1208(a) of Regulation S-K. Please also identify the number of net productive exploratory wells drilled and net productive development wells drilled for each of the last three fiscal years, as required by Item 1205 of Regulation S-K.

10. We note your statement here that the table does not include wells awaiting completion, in the process of completion or awaiting flowback subsequent to fracture stimulation. Please expand your disclosures to provide the information regarding your present activities as required by Regulation S-K, Item 1206, or tell us where this information is disclosed in your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Operation Plan, page 27

11. Please clarify how you estimated your drilling capital expenditures and the number of wells you expect to drill in 2010, considering your dependence on third party operators to conduct such activities.

Critical Accounting Policies, page 30

12. You refer the reader to Note 2 of your financial statements for information regarding the identification and discussion of your critical accounting policies. The disclosures in Note 2 of Significant Accounting Policies simply describe the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures within Management's Discussion and Analysis to identify those accounting policies that management believes are critical to the financial statements and to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

   (a)   An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

   (b)   An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

   (c)   An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

   Please refer to FRC Section 501.14 for further guidance.

Note 2. Significant Accounting Policies

Change in Accounting Principle Related to Drilling Costs, page F-11

13. We note you have changed your method of accounting for drilling costs from the accrual of drilling costs at the time drilling commenced for a well to recording the costs when amounts are invoice by operators. In this regard:
   • Tell us in detail how this change in accounting is preferable and how it better represents your actual drilling costs.
   • Explain your process for recording drilling costs in detail after the change in accounting methodology.
   • Demonstrate how the new method of accounting for drilling costs by accruing them at the time the amounts are invoiced by operators reflects the recognition of costs at the time they are incurred.
   • Clarify whether the amounts accrued for drilling costs are different under the two methods of accounting.
   • Tell us if you have received a preferability letter from your accounting firm for this change in accounting methodology.

<u>Note 5. Oil and Gas Properties, page F-15</u>

14. Revise your disclosure to comply with Rule 4-10(c)(7) of Regulation S-X. Specifically, provide a description in your footnote of the current status of the significant projects included in your unevaluated properties, including the anticipated timing of the inclusion of the costs in the amortization computation. Further, we note your tabular presentation for unevaluated properties on page F-31 within your Supplemental Oil and Gas Information. Please revise your disclosure to include this presentation within your footnotes.

<u>Note 7. Related Party Transactions, page F-19</u>

15. We note your purchase of leasehold interests from MOP and Gallatin Resources, LLC. Please revise your disclosure to quantify the amounts paid for each of these leasehold interests as required by ASC 850-10-50.

<u>Exhibits</u>

<u>Exhibit 99.1</u>

16. The closing paragraph of the Ryder Scott report states that their report was prepared for the exclusive use and sole benefit of Northern Oil and Gas, Inc. and may not be put to other use without prior written consent. As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2009</u>

17. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Executive Compensation, page 5</u>

<u>Compensation Discussion and Analysis, page 6</u>

18. We note your disclosure on pages 6-7 that your compensation committee examined the compensation practices of certain peer companies. Please clarify the committee's rationale for using two different peer groups and the context in which the committee considered each. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2009 Cash Bonuses, page 6

19. We note your disclosure that the compensation committee approved the payment of a $570,000 cash bonus to each of Mssrs. Reger and Gilberston "in recognition of their contributions to the company and significant accomplishments of the Company during 2009, as described above under 'Compensation Committee Evaluation of Performance.'" However, no such section appears in this filing. Later, on page 11, you indicate that the committee "intend[s] to adopt performance criteria to measure the performance of [your] executive management and determine the appropriateness of awarding year-end cash bonuses based on [sic] company performance," suggesting that the 2009 cash bonuses were determined on a post hoc, subjective basis (as opposed to a plan, with predetermined goals, designed to create incentives for performance over a specified period). Please reconcile your disclosure, clarifying how the committee determined to award these compensation amounts. Refer to Item 402(b)(2)(vii) of Regulation S-K and comment 2 of our letter dated May 7, 2009, wherein we requested that you disclose performance targets or goals. Our comment also applies to the 2009 Equity Incentive Plan awards mentioned on page 7, where again you refer to the section that appears to be missing.

Change-in-Control and Similar Provisions, page 8

20. We note your disclosure regarding the payments your named executive officers would receive if there were a change in control of the company. Please elaborate on the compensation committee's rationale for selecting these particular events as triggers for the specified payments. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 14

21. Please disclose the standards by which your audit committee reviews any transaction which may be required to be disclosed under Item 404 of Regulation S-K. Refer to Item 404(b)(1) of Regulation S-K.

22. We note your disclosure regarding the continuous lease program with South Fork Exploration, LLC ("SFE"), which is owned and managed by J.R. Reger, brother of your CEO. SFE was paid $501,603 in 2009 under the agreement. Please explain the "continuous lease program" and clarify the services that SFE provides. Refer to Item 404(a)(6) of Regulation S-K.

23. You do not appear to have filed the agreement with SFE, nor the leasehold purchase agreements with MOP and Gallatin Resources, LLC, all of which are

related parties. Please file these agreements, or alternatively tell us why you believe they need not be filed. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Alexandra M. Ledbetter at (202) 551-3317, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director